Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER 2020	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Third Quarter and First Nine Months Of 2020

  Branded Business up 4.0% Over Prior Year Third Quarter
  Double-Digit Growth in June-to-Date Written Orders
  Improved Industrial Margin Despite Supply-Chain Challenges
  3Q2020 Operating Result Almost at Break-Even
  Finalized a New External Production Partnership in Eastern Europe
  Order Backlog Increased

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 27, 2020--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) approved today its 2020 unaudited third quarter and first nine months consolidated financial results.

Update Of Covid-19 Impact On The Group’s Operations

Third quarter 2020 saw a gradual return of the Group’s operational conditions to normality. Points of sales and factories (with the exception of our Brazilian plant being closed during the first two weeks of July) were operating at almost pre-COVID levels.

The Company's management continued to adopt a series of measures, some of which are temporary in nature, to limit the negative effects of the pandemic on business, with the primary aim of preserving the Group's liquidity.

The initiatives so far undertaken by the Group include, among others: a) temporary lay-off programs in Italy, Spain, UK, Switzerland, Romania, China, Brazil and the USA. In Italy in particular, the COVID-related temporary lay-off program is currently applied to a large part of workers and employees and is supposed to be in force until the first part of next year; b) temporary rent reduction or rent payment suspension to compensate for the closure of the Group’s stores during the lockdown; c) the reduction of marketing expenses and other operating expenses; d) the deferral of investments; e) other COVID-related contributions obtained in Switzerland, Brazil, USA, UK, China and Romania.

Lockdown measures were initially lifted around the world between the end of the second quarter and the beginning of the third quarter, and, as soon as our points of sales reopened, the demand for our products started to gradually recover toward prior year’s levels. The order flow from June to-date remains robust (+21.5%) and still above our expectations.

Such order flow, which has outpaced our production capacity, coupled with the difficulties of some suppliers in meeting our increased demand have resulted in the current 70% increase in product backlog, compared to the beginning of the year. We are speeding up our industrial operations and working closely with our suppliers to increase the Group’s production capacity, accordingly.

Despite the positive trend in written orders, we are cautious about the prospects of the business environment in the short-term, mainly in consideration of the restrictions measures already taken in many Countries following the second wave of contagions, particularly aggressive in Europe.

Third Quarter 2020 Results

Consolidated net sales for the third quarter of 2020 were €84.4 million, down 4.2% from €88.1 million reported in 2019 third quarter.

While the order flow accelerated in the second part of the quarter, the duration of our order-product cycle, which requires for overseas deliveries about three months for manufacturing, shipping and then final delivering, has allowed us to transform only part of the increased order flow into revenues within the end of third quarter.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €80.0 million, down 4.4% compared to last year third quarter, due to the 35.2% decrease in Private Label sales that more than offset the 4.0% increase in the Natuzzi sales.

Other sales were €4.4 million.

The 4.0% increase in Natuzzi branded revenues was the result of the 26.3% increase in the EMEAI region, the 0.7% increase in the Asia-Pacific region, partly offset by the 17.5% decrease in the Americas.

Sales from the Americas were particularly affected by the weak demand extending through early summer, due the pandemic, whose initial wave of contagion has never abated in that continent. Order flow from the Americas started to increase only from August. While we gradually speeded up our industrial operations to meet North American customers’ demand, the lead time for this market has not allowed us to transform such production into invoice within the third quarter.

Natuzzi branded sales, that are generated by both our direct retail network (Directly Operated Stores, or DOS, and concessions) and third-party operated points of sale, were €68.4 million and represented 85.5% of the Group’s core business, versus 78.6% in the third quarter of 2019.

The Group directly operates 55 mono-brand DOS, of which 39 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and 2 new Natuzzi Editions DOS in the UK. In addition, the Group directly operates 11 Natuzzi Italia concessions in Mexico.

During the third quarter of 2020, direct retail sales were €13.9 million, up 3.7% versus the same period of 2019, as the result of the 23.9% increase in our DOS located in the Europe, and the 18.9% decrease in the Americas. Sales generated by the Group’s direct retail network represented 17.4% of core business compared to 16.0% in 2019 same period. On a Like-for-like basis, direct retail network during the third quarter of 2020 delivered a positive result of €0.3 million at the store level, mainly due to the adoption of temporary measures to reduce both the fixed cost of labor and rent-related expenses.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (franchised operated stores, or FOS, and galleries), that were €54.5 million in 2020 third quarter, up 4.1% compared to 2019 third quarter, as a result of the 27.1% increase in the EMEAI region, the 0.7% increase in Asia-Pacific region, partially offset by the 17.1% decrease in the Americas.

Sales generated by the unbranded division, addressing the mass-merchant distribution, were €11.6 million, down 35.2% compared to 2019 third quarter. We continue to gradually increase the external production capacity from Vietnam with the aim of increasing competitiveness and improving margins of our unbranded business in the North American market. Lastly, we have recently started a new partnership in Eastern Europe for further outsourced production of unbranded products for the EMEAI market. We are currently doing the necessary tests with the goal to start this production within year-end.

3Q2020 Gross Margin

Third quarter 2020 consolidated gross margin was 32.5%, compared to 28.7% in 2019 same quarter, despite lower volumes, thanks in particular to the adoption of COVID-related temporary public measures to lower the labor costs (for a saving of €1.9 million), a favorable product mix, more sales from the directly operated stores and the rightsizing of the Chinese manufacturing plant completed in the quarter. During the quarter, the Company continued to benefit from a favorable trend in raw materials, even though an inflationary pressure in raw materials starts to arise.

3Q2020 Operating Expenses

Operating expenses, which include Selling, Administrative, other operating income/expenses and the impairment of trade receivables, were €27.9 million (or 33.0% on revenues), decreasing significantly from €34.0 million (or 38.6% on revenues) in 2019 third quarter.

The €6.1 million reduction in the quarter was mainly attributable to adoption of temporary COVID-related public measures to lower the cost of labor (for a saving of €1.8 million) and rent expenses (for a saving €0.9 million), and also thanks to specific actions to reduce advertising, fairs and travel expenses (for a saving of €1.1 million).

3Q2020 Results

The Group reported an operating loss of €0.4 million, versus an operating loss of €8.7 million in 2019 third quarter. The Company accounted for €0.6 million of one-off costs deriving from the sale of a land located in Italy. Net of such one-time costs, the operating results would have been slightly positive.

Depreciation and amortization in the quarter accounted for a total of €5.9 million.

Net Profit deriving from the 49% share of the Chinese vehicle was €0.1 million.

Loss for the period was €4.4 million, including a withholding tax of €0.8 million accounted to move cash from our Chinese subsidiaries to the Company.

First Nine Months 2020 Results

Consolidated net sales for the first nine months of 2020 were €228.4 million, down 20.2% compared to the first nine months of 2019.

Considering the Group’s core business only, net sales were €218.1 million, down 20.1% compared to 2019 same period, as a result of the 13.4% decrease in sales for the Natuzzi division and the 44.9% decrease in sales for the Private Label business.

Non-core sales were €10.3 million.

Gross margin for 2020 first nine months was 31.4% versus 29.0% in 2019 same period.

The Group reported an operating loss of €13.0 million during the first nine months of 2020 versus an operating loss of €19.5 million in the first three quarters of 2019.

The 2020 first nine months operating loss also includes €4.0 million of one-off costs related to the downsize of our Chinese plant, to the goodwill impairment of the Group’s Mexican operations and to higher charges for trade receivables impairment.

Net profit deriving from the 49% share of the Chinese vehicle was €0.9 million for the first nine months of 2020.

The Group reported a loss for the period of €21.3 million, versus a loss of €26.8 million in 2019 same period.

As of September 30, 2020, cash and cash equivalents in the statement of financial position were €39.8 million, compared to €33.2 million as of June 30, 2020 and to €29.5 million at the end of March 2020.

The Group’s net financial position before lease liabilities (defined as “Cash and cash equivalents,” less “Bank overdraft and short-term borrowings,” less “Current portion of long-term borrowings” and less “Long-term borrowings”) was negative at -€5.7 million, affected by the different accounting treatment of trade receivables under the securitization agreement renewed last July (the “Agreement”). As the Agreement provides for a trade receivables assignment subject to the final payment (pro-solvendo), the trade receivables that can be sold under the Agreement are now valued at their gross value, whereas the relevant short-term credit collected by the Company is now separately considered and included within the item “Bank overdraft and short-term borrowings”.

During the first nine months of 2020, net cash provided by operating activities less net investments was positive at €4.6 million.

Chairman and CEO, Pasquale Natuzzi, commented: “The actions taken in response to these unprecedent times have begun to translate into improvements during the quarter.

Our branded revenues overall increased during the quarter, but with different dynamics within it. While the European market has significantly contributed to the positive sales performance, the North American market has suffered from the weak order flow extending through the first part of third quarter, because of the pandemic. This, coupled with the specific lead times for overseas shipping, resulted in the unpleasant level of delivered sales in the region. Indeed, differently from other major markets, order flow from North America started to accelerate only in the second part of the third quarter resulting in a double-digit growth for the entire quarter. We expect a positive contribution from this important market in the last three months of the year.

Overall, written orders for our branded products has remained sustained, also in October and November, allowing the Group to recover most of the business lost due to the global sanitary emergency and almost close the gap with the same-period last year.

Because of the pandemic, we experienced supply-chain imbalances, as some of our suppliers were not able to adjust their production capacity to our growing demand. These two factors, strong demand and supply-chain challenges, are behind the current level of the backlog, that has increased by 70% compared to the beginning of the year. While keeping our workplaces safe or working from remote, we are now focused on intensifying the industrial and shipping operations, to recover the usual service level for our customers.

The trend in the unbranded business remains weak, but we continue to increase the external production level from Vietnam with the aim of increasing competitiveness and improving margins for this line of business. With the same goal in mind, we have reached an agreement with an external manufacturer located in Eastern Europe to serve the EMEAI market. The testing phase is ongoing: as soon as quality and cost checks give the expected results, we will speed-up the production.

Then, we are progressing in the sale of a non-strategic subsidiary located in Italy, that, once finalized, should contribute to improve flexibility of our overhead structure. We intend to continue in this direction going forward.

We are also progressing in negotiations with a pool of banks for the granting of a loan guaranteed by the Italian Government in order to let the Company have higher financial flexibility to face these uncertain times.

The recent resurgence of the virus globally, with particular reference to Europe, has led various Governments to re-introduce virus-containment measures, resulting, among others, in the closure of points of sale from the beginning of November through early December, as is the case in France, the UK, in some areas in Italy, and other Countries.

Therefore, we are cautiously optimistic, based on current demand trends, but are aware that uncertainties are still a predominant factor for our industry. For this reason, the execution of our strategic plans will necessarily be strictly led by a conservative, rigorous approach of the cash management.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the third quarter of 2020 and 2019 on the basis of IFRS -IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Sep-20	30-Sep-19%		30-Sep-20	30-Sep-19

Revenues	84.4	88.1	-4.2%	100.0%	100.0%
Cost of Sales	(56.9)	(62.8)	-9.3%	-67.5%	-71.3%
Gross profit	27.4	25.3	8.5%	32.5%	28.7%

Other income	1.1	1.1		1.3%	1.3%
Selling Expenses	(20.7)	(26.0)	-20.6%	-24.5%	-29.6%
Administrative expenses	(7.5)	(8.1)	-7.7%	-8.8%	-9.2%
Impairment on trade receivables	0.0	(0.9)		0.0%	-1.0%
Other expenses	(0.8)	(0.1)		-1.0%	-0.1%

Operating profit/(loss)	(0.4)	(8.7)		-0.5%	-9.9%

Finance income	0.1	0.1
Finance costs	(1.8)	(2.4)
Net exchange rate gains/(losses)	(1.1)	(0.8)
Net finance income/(costs)	(2.8)	(3.1)

Share of profit/(loss) of equity-method investees	0.1	0.4

Profit/(Loss) before tax	(3.1)	(11.4)		-3.6%	-12.9%

Income tax expense	(1.3)	(0.3)		-1.6%	-0.3%

Profit/(Loss) for the period	(4.4)	(11.7)		-5.2%	-13.2%

Profit/(Loss) attributable to:

Owners of the Company	(4.2)	(11.6)		-5.0%	-13.1%
Non-controlling interests	(0.2)	(0.1)		-0.2%	-0.1%

Profit/(loss) per Ordinary Share	(0.08)	(0.21)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the nine months of 2020 and 2019 on the basis of IFRS -IAS (expressed in millions Euro)

	Nine months ended on		Change	Percentage of Sales
	30-Sep-20	30-Sep-19%		30-Sep-20	30-Sep-19

Revenues	228.4	286.4	-20.2%	100.0%	100.0%
Cost of Sales	(156.6)	(203.4)	-23.0%	-68.6%	-71.0%
Gross profit	71.8	83.0	-13.5%	31.4%	29.0%

Other income	3.0	3.8		1.3%	1.3%
Selling Expenses	(62.9)	(79.4)	-20.8%	-27.5%	-27.7%
Administrative expenses	(21.9)	(25.1)	-12.7%	-9.6%	-8.8%
Impairment on trade receivables	(1.8)	(1.3)		-0.8%	-0.4%
Other expenses	(1.2)	(0.5)		-0.5%	-0.2%

Operating profit/(loss)	(13.0)	(19.5)		-5.7%	-6.8%

Finance income	0.2	0.3
Finance costs	(4.8)	(7.1)
Net exchange rate gains/(losses)	(3.1)	(0.9)
Net finance income/(costs)	(7.6)	(7.7)

Share of profit/(loss) of equity-method investees	0.9	1.4

Profit/(Loss) before tax	(19.7)	(25.8)		-8.6%	-9.0%

Income tax expense	(1.6)	(1.0)		-0.7%	-0.4%

Profit/(Loss) for the period	(21.3)	(26.8)		-9.3%	-9.4%

Profit/(Loss) attributable to:

Owners of the Company	(20.8)	(26.7)		-9.1%	-9.3%
Non-controlling interests	(0.5)	(0.1)

Profit/(loss) per Ordinary Share	(0.38)	(0.49)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Sep-20	31-Dec-19

ASSETS
Non-current assets	189.2	212.5
Current assets	153.7	156.9
TOTAL ASSETS	342.9	369.4

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	79.9	103.1
Non-controlling interests	0.4	1.7
Non-current liabilities	113.5	112.6
Current liabilities	149.1	152.0
TOTAL EQUITY AND LIABILITIES	342.9	369.4

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Sep-20	31-Dec-19

Net cash provided by (used in) operating activities	3.8	4.7

Net cash provided by (used in) investing activities	0.8	(3.3)

Net cash provided by (used in) financing activities	(4.0)	(24.2)

Increase (decrease) in cash and cash equivalents	0.6	(22.8)

Cash and cash equivalents, beginning of the year	37.8	60.4

Effect of movements in exchange rates on cash held	(0.7)	0.3

Cash and cash equivalents, end of the period	37.7	37.8

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Sep-20	31-Dec-19
Cash and cash equivalents in the statement of financial position	39.8	39.8
Bank overdrafts repayable on demand	(2.1)	(2.0)
Cash and cash equivalents in the statement of cash flows	37.7	37.8

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 27, 2020	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi